Exhibit 99.1

GDEV Announces Change in Registrant’s Certifying Accountant

July 14, 2025 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international game development company (“GDEV” or the “Company”), today announced the appointment of KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited (“KPMG Israel”), as the Company’s independent registered public accounting firm, effective June 24, 2025, succeeding KPMG Certified Auditors S.A., Athens, Greece (“KPMG Greece”) the Company’s former independent registered public accounting firm. The change of the Company’s independent registered public accounting firm was made after careful consideration and evaluation process, and was approved by the audit committee of the board of directors of the Company. KPMG Israel is a public accounting firm registered with the Public Company Accounting Oversight Board of the United States (the “PCAOB”). KPMG Israel is subject to the PCAOB’s oversight and will conduct its audit of the Company in accordance with the standards established by the PCAOB.

KPMG Greece has served as the Company’s independent registered public accounting firm since January 11, 2023. On June 24, 2025 (the “Resignation Date”), KPMG Greece resigned as the Company’s independent registered public accounting firm. KPMG Greece’s audit reports on the Company’s consolidated financial statements as of and for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2024 and 2023, and in the subsequent interim period through the Dismissal Date, there has been (i)  no disagreements (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) between the Company and KPMG Greece on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG Greece, would have caused KPMG Greece to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods, and (ii) no “reportable events” (as defined in Item 16F(a)(1)(v) of Form 20-F) except for (i) the material weakness in the Company’s internal controls over financial reporting disclosed in Item 15 of the Company’s Form 20-F for the year ended December 31, 2024, relating to the Company’s inability to engage individuals and/or parties with adequate expertise to review the accounting of complex transactions, and (ii) the material weakness in the Company’s internal controls over financial reporting identified in 2023, relating to the Company’s ability to engage individuals and/or parties with sufficient training and expertise to review the valuation method used to determine the fair value of the Company’s share warrants, which was not identified as a material weakness upon the publication and filing of the Company’s Form 20-F for the year ended December 31, 2023.

During the Company’s two most recent fiscal years ended December 31, 2024, and in the subsequent interim period prior to the engagement of KPMG Israel on June 24, 2025, neither the Company nor anyone acting on its behalf consulted with KPMG Israel regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG Israel concluded was an important factor considered by the Company in reaching a decision as to any accounting, audit or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of Form 20-F.

The Company provided KPMG Greece with a copy of the disclosures contained in this Form 6-K and has requested KPMG Greece to furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether KPMG Greece agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which it does not agree. A copy of such letter from KPMG Greece is attached as Exhibit 99.2 to this Form 6-K.

The Company is working closely with KPMG Greece and KPMG Israel to ensure a seamless transition.

ABOUT GDEV

GDEV is a gaming and entertainment holding company, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated over 550 million installs and $2.5 billion of bookings worldwide. For more information, please visit www.gdev.inc.

CONTACTS

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

investor@gdev.inc

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2024 Annual Report on Form 20-F, filed by the Company on March 31, 2025, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.